UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: June 30, 2012

Check here if Amendment |_|; Amendment Number:
This Amendment (Check only one.): |_| is a restatement.
                                  |_| adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Saratoga Research & Investment Management
Address: 14471 Big Basin Way, Suite E
         Saratoga, CA 95070

13F File Number: 028-13757

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Kevin P. Tanner
Title: President
Phone: (408) 741-2333

Signature, Place, and Date of Signing:

/s/ Kevin P. Tanner   Saratoga, CA   Date July 24, 2012

Report Type (Check only one.):

|X| 13F HOLDINGS REPORT.

|_| 13F NOTICE.

|_| 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:

Form 13F Information Table Entry Total: 51

Form 13F Information Table Value Total: $687,415 (thousands)

List of Other Included Managers:

 No. 13F File Number   Name

NONE

```
<PAGE>

<TABLE>
<CAPTION>
                                                   FORM 13F INFORMATION TABLE
                                            VALUE    SHARES/  SH/ PUT/ INVSTMT   OTHER         VOTING AUTHORITY
       NAME OF ISSUER        TITLE OF CLASS   CUSIP  (x$1000) PRN AMT  PRN CALL DSCRETN      MANAGERS   SOLE     SHARED   NONE
------------------------------ --------------- --------- -------- -------- --- ---- ------- ------------- -------- -------- --------
<S>                           <C>             <C>       <C>      <C>      <C> <C>  <C>       <C>           <C>       <C>      <C>
3M Company                    COM             88579Y101   27682   308955 SH       Sole                    279350            29605
Abbott Labs                   COM             002824100   19303   299407 SH       Sole                    276192            23215
Adobe Systems                 COM             00724F101   12601   389287 SH       Sole                    347062            42225
Altria Group                  COM             02209S103     283     8180 SH       Sole                      4300             3880
Automatic Data Processing     COM             053015103   27727   498150 SH       Sole                    445280            52870
Becton, Dickinson & Co        COM             075887109   16279   217782 SH       Sole                    202517            15265
Berkshire Hathaway B          COM             084670702   12816   153798 SH       Sole                    140668            13130
Bristol-Myers Squibb          COM             110122108     362    10075 SH       Sole                      4450             5625
C.H. Robinson Worldwide       COM             12541W209    3528    60278 SH       Sole                     45138            15140
C.R. Bard                     COM             067383109   13567   126275 SH       Sole                    112625            13650
Chevron Corp New              COM             166764100     231     2185 SH       Sole                      1060             1125
Cisco Systems                 COM             17275R102   23871  1390278 SH       Sole                   1275843           114435
Coca-Cola                     COM             191216100   29463   376813 SH       Sole                    341328            35485
Cognizant Tech Solutions      COM             192446102    2416    40275 SH       Sole                     37170             3105
Colgate-Palmolive             COM             194162103    7125    68448 SH       Sole                     55158            13290
Diageo PLC                    COM             25243Q205     415     4030 SH       Sole                      1725             2305
Ecolab Inc                    COM             278865100     734    10708 SH       Sole                     10708
FactSet Research Sys          COM             303075105    5715    61488 SH       Sole                     46663            14825
General Dynamics              COM             369550108   25378   384748 SH       Sole                    351218            33530
Int'l Business Machines       COM             459200101   28121   143781 SH       Sole                    129246            14535
Johnson & Johnson             COM             478160104   26744   395854 SH       Sole                    361739            34115
Kellogg Company               COM             487836108     254     5145 SH       Sole                      2950             2195
Lorillard Inc                 COM             544147101     270     2050 SH       Sole                      1100              950
McCormick & Co                COM             579780206   13299   219280 SH       Sole                    195155            24125
McDonalds                     COM             580135101   26058   294337 SH       Sole                    262957            31380
Medtronic                     COM             585055106   26207   676660 SH       Sole                    615935            60725
Microsoft                     COM             594918104   28930   945740 SH       Sole                    854160            91580
NIKE                          COM             654106103   25331   288577 SH       Sole                    260477            28100
National Grid PLC             COM             636274300     324     6110 SH       Sole                      3620             2490
Nestle SA Spons ADR           COM             641069406    8733   146182 SH       Sole                    109897            36285
Novo Nordisk ADR              COM             670100205   23853   164117 SH       Sole                    146267            17850
Omnicom Group                 COM             681919106   27042   556415 SH       Sole                    504135            52280
Oracle                        COM             68389X105   28612   963369 SH       Sole                    871141            92228
Paychex                       COM             704326107     375    11950 SH       Sole                      6910             5040
Pepsico                       COM             713448108   19262   272607 SH       Sole                    249202            23405
Pfizer                        COM             717081103     232    10070 SH       Sole                      5470             4600
Procter & Gamble              COM             742718109   24411   398552 SH       Sole                    362562            35990
Southern Copper Corp          COM             84265V105     428    13568 SH       Sole                      5232             8336
Spectra Energy                COM             847560109     355    12225 SH       Sole                      5380             6845
Stryker                       COM             863667101   26366   478517 SH       Sole                    433817            44700
Sysco Corp                    COM             871829107   23541   789701 SH       Sole                    697996            91705
Total System Services         COM             891906109   12171   508605 SH       Sole                    479920            28685
United Technologies           COM             913017109   22691   300420 SH       Sole                    281430            18990
```

Varian Medical Systems	COM	92220P105	12338	203031 SH	Sole	184896	18135
Wal-Mart Stores	COM	931142103	32474	465776 SH	Sole	417471	48305
Public Storage 5.90% PFD S	PFD	74460W206	626	23360 SH	Sole	23360	
Kinder Morgan Energy Prtns LP	ETP	494550106	293	3725 SH	Sole	2020	1705
Oneok Partners LP	ETP	68268N103	457	8500 SH	Sole	4700	3800
Plains All American Pipeline L	ETP	726503105	299	3700 SH	Sole	3000	700
SPDR Gold Trust	ETF	78463V107	10890	70172 SH	Sole	60541	9631
iShares Silver Trust	ETF	46428Q109	6932	260100 SH	Sole	226295	33805

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